

February 7, 2024

Richard G. Rodick
Chief Financial Officer
Altisource Asset Management Corp
5100 Tamarind Reef
Christiansted, U.S. Virgin Islands 00820

> **Re: Altisource Asset Management Corp**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed March 27, 2023**
> **File No. 001-36063**

Dear Richard G. Rodick:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction